AIM INVESTMENTS®

40-33

811-07758
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 2, 2006

06031591

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Plaintiffs' Motion to Vacate Conditional Transfer Order (CTO-22) and Memorandum in Support Therof with Attachment** in *Marvin Hunt, et al. v. INVESCO Funds Group, Inc., et al., Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al. and A I M Distributors, Inc., Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.,* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-030206SEC.doc
030206 (1) vtt

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL Docket No. 1586
MARVIN HUNT, et al. Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	S.D. Texas, C.A. No.: 04-CV-2555

PLAINTIFFS' MOTION TO VACATE CONDITIONAL TRANSFER ORDER (CTO-22) AND MEMORANDUM IN SUPPORT THEREOF

On February 1, 2006, the Judicial Panel on Multidistrict Litigation (the "Panel") filed Conditional Transfer Order (CTO-22), conditionally transferring *Hunt v. Invesco Funds Group, Inc.*, S.D. Texas, C.A. No. 4:04-2555, to the District of Maryland. However, the *Hunt* action does not involve claims based upon market timing or late trading activity. In fact, the complaint in the *Hunt* action specifically states that "Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds." *See* Second Amended Consolidated Complaint in the *Hunt* action ("*Hunt* Complaint") at ¶ 47 (Attachment 1).[1] Therefore, Plaintiffs in the *Hunt* action ("Hunt Plaintiffs") move the Panel to vacate CTO-22 pursuant to Rule 7.4(d) of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation.

1. In its Order of February 20, 2004, the Panel found that all the actions in the dockets before it involved "common questions of fact concerning allegations of market timing and/or late trading in the mutual fund industry." *In re Mutual Funds Litig.*, 310 F. Supp. 2d 1359, 1361 (J.P.M.L. 2004).

2. As the Panel expected all the actions "to focus on similar mutual fund trading practices and procedures," the Panel centralized all the actions as one multidistrict docket in the District of Maryland. *Id.*

3. Unlike the actions in *In re Mutual Funds Litigation*, the *Hunt* action does not involve any claims based upon market timing or late trading activity. The *Hunt* Complaint centers solely on violations of § 36(b) of the Investment Company Act, as amended, 15 U.S.C. § 80a-35(b) ("ICA"), which establishes a fiduciary duty on the part of investment advisers of a mutual fund with respect to the receipt of compensation for services. In particular, the *Hunt* Plaintiffs allege that Defendants in their case breached their fiduciary duties by: a) charging excessive fees that were not negotiated at arm's length as exemplified by, *e.g.*, the lower advisory fees that Defendants charge to their non-mutual fund clients for the same services; b) retaining excess profits attributable to extraordinary economies of scale due to, *e.g.*, inflated advisory and distribution service charges; and c) failing to pass along economies-of-scale

[1] A copy of the *Hunt* Complaint without exhibits is appended as Attachment 1.

benefits from distribution fees to the shareholders of the funds and continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to the shareholders of the funds. *See Hunt* Complaint, ¶¶133, 138, 143.

4. The only reference to market timing in the *Hunt* Complaint is made in the Background section (versus the Substantive Allegations section) to "demonstrate[ ] Defendants' willingness to breach their fiduciary duties to their funds and their shareholders in an effort to increase the compensation Defendants receive." *Hunt* Complaint, ¶ 43.

5. In fact, the *Hunt* Complaint specifically states that "Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds." *Id.* at ¶ 47.

6. As the *Hunt* Plaintiffs expressly disavowed asserting claims based upon market timing or late trading, any such claims cannot be implied in their complaint. Thus, any market timing or late trading activity involving the AIM defendants necessarily must be brought by other plaintiffs and other counsel since they are not part of the *Hunt* action.

7. In stark contrast to the counts in the *Hunt* Complaint, the amended complaints in both the class action and derivative cases involving AIM and INVESCO in the *In re Mutual Funds Investment Litigation* make it clear that the crux of their claims revolve around market timing and late trading activities.

8. While the *Hunt* Complaint challenges the overarching structure by which investment advisers charge fees to shareholders of the mutual funds, the narrow focus of the complaints before the Panel is on the additional fees investment advisers received as a result of the market timing or late trading activities they allowed.

9. For example, the two § 36(b) counts in the Consolidated Amended Fund Derivative Complaint relating to the Invesco Funds Sub-Track dated September 29, 2004 specifically center on market timing and late trading activities:

Count I (¶¶ 613-614) (emphasis added):

> Each of the Adviser Defendants and the Distributor Defendants . . . breached his, her, or its fiduciary duty to the Funds *by . . . facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading,* all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.
>
> *By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading,* the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

Count II (¶¶ 630-631) (emphasis added):

> Each of the Adviser Defendants, the Distributor Defendants, and the Director Defendants breached his, her, or its fiduciary duty to the Funds *by . . . allowing market timing and late trading all in exchange for their own benefit*, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.
>
> By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

10. Likewise, the sole count under §36(b) of the ICA in the Consolidated Amended Class Action Complaint relating to the Invesco Funds Sub-Track dated September 29, 2004 focuses exclusively on compensation received as a result of market timing and late trading activities:

Count IX (¶ 237) (emphasis added):

> Defendants devised and implemented a scheme to obtain substantial and improper fees and other income for themselves and their affiliates *by allowing others to*

> *engage in timing and/or late trading of Invesco Funds* throughout the Class Period and in violation of their fiduciary duties . . . Moreover, the investment advisory contract between Invesco and the Invesco funds was not the product of arm's-length bargaining and the fees charged under the contract did not bear a reasonable relationship to the services rendered under it, ***especially with respect to Invesco's participation in market timing and late trading activities.***

11. Pursuant to Rule 7.5(d) of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, a civil action will be treated as a potential "tag-along action" where it involves common questions of fact with actions under consideration by the Panel.

12. The common question of fact in the actions before the Panel relate to "allegations of market timing and/or late trading in the mutual fund industry." *See In re Mutual Funds Investment Litig.*, 310 F. Supp. 2d at 1361.

13. However, a review of the *Hunt* Complaint reveals that the substantive allegations in the *Hunt* action do not in any way involve questions of fact concerning market timing or late trading activities in the mutual fund industry. Accordingly, Conditional Transfer Order (CTO-22) should be vacated.

For the reasons stated herein, the Panel should grant the *Hunt* Plaintiffs' Motion to Vacate CTO-22.

Dated: February 23, 2006

Respectfully submitted,

Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facsimile

ATTORNEYS FOR *HUNT* PLAINTIFFS

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL Docket No. 1586
MARVIN HUNT, et al. Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	S.D. Texas, C.A. No.: 04-CV-2555

CERTIFICATE OF SERVICE

I hereby certify that on February 23, 2006, a true and correct copy of Plaintiffs' Motion to Vacate Conditional Transfer Order (CTO-22) and Memorandum in Support Thereof was mailed via first class mail, postage prepaid, to the following counsel of record:

James C Bradley
Richardson Patrick Westbrook & Brickman, LLC
174 East Bay Street
Charleston, SC 29401

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5036

Audrey Rauchway
Johnson, Pope, Bokor, Ruppel & Burns, LLP
403 East Madison Street, Suite 400
Tampa, FL 33602

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036

John B. Isbister
Tydings & Rosenberg, LLP
100 East Pratt Street
26th Floor
Baltimore, MD 21202

Robin L. Harrison
Campbell Harrison & Dagley, L.L.P.
4000 Two Houston Center
Houston, TX 77010

Joseph W. Hatchett
Akerman Senterfitt
100 South Ashley Drive
Suite 1500
Tampa, FL 33602

Michael K. Oldham
Gibbs & Bruns LLP
1100 Louisiana, Ste. 5300
Houston, TX 77002

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
Suite 3600
700 Louisiana Street
Houston, TX 77002-2730

Erica K. Siegel
Erica K. Siegel
Legal Assistant

ATTACHMENT 1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

MARVIN HUNT, et al. Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Civil Action No.: 04-CV-2555
JEFFREY S. THOMAS, et al., Plaintiffs, v. AIM ADVISORS, INC. et al., and AIM DISTRIBUTORS, INC., Defendants.	
RONALD KONDRACKI, Plaintiffs, v. AIM ADVISORS, INC. et al., and AIM DISTRIBUTORS, INC., Defendants.	Judge Keith P. Ellison

SECOND AMENDED CONSOLIDATED COMPLAINT

This Second Amended Consolidated Complaint alleges breaches of fiduciary duty by Defendants in violation of Section 36(b) of the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-35(b). Plaintiffs allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the AIM Balanced Fund (now known as the AIM Basic Balanced Fund), AIM Basic Value Fund, AIM Charter Fund, AIM Constellation Fund, AIM Large Cap Growth Fund (formerly known as the INVESCO Growth Fund), AIM Mid Cap Core Equity Fund, AIM Premier Equity Fund, and AIM Weingarten Fund (collectively, the "Funds").

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. PARTIES

A. Plaintiffs

5. Plaintiffs Marvin and Madeline Hunt are residents of Avon Park, Florida and are shareholders at all relevant times of the INVESCO Growth Fund or the AIM Large Cap Growth Fund. The INVESCO Growth Fund merged into the AIM Large Cap Growth Fund on or around November 3, 2003.

6. Plaintiffs Fred Duncan and Grace Giamanco are residents of Pinellas Park, Florida and have been shareholders since September 24, 2004 of the AIM Balanced Fund or the AIM Basic Balanced Fund. The AIM Balanced Fund merged into the AIM Basic Balanced Fund on or around July 18, 2005.

7. Plaintiff Richard Pagoria is a resident of Tempe, Arizona and is a shareholder at all relevant times of the AIM Balanced Fund or the AIM Basic Balanced Fund. The AIM Balanced Fund merged into the AIM Basic Balanced Fund on or around July 18, 2005.

8. Plaintiff Courtney King is a resident of Clearwater, Florida and is a shareholder at all relevant times of the AIM Charter Fund.

9. Plaintiff Ruth Moccia is a resident of Columbia, Missouri and is a shareholder at all relevant times of the AIM Charter Fund.

10. Plaintiff Kathleen Blair is a resident of Pensacola, Florida and is a shareholder at all relevant times of the AIM Basic Value Fund.

11. Plaintiff Joyce Lang is a resident of Seffnew, Florida and is a shareholder at all relevant times of the AIM Basic Value Fund.

12. Plaintiff Ronald Kondracki is a resident of St. Clair County, Illinois, and is a shareholder at all relevant times of the AIM Mid Cap Core Equity Fund.

13. Plaintiff Jeffrey S. Thomas is a resident of St. Petersburg, Florida, and is a shareholder since July 18, 2005 of the AIM Weingarten Fund. At the time of the filing of the original complaint, Mr. Thomas owned shares of the AIM Dent Demographic Trends Fund and continued to hold shares of that fund until it was merged into the Weingarten Fund on July 18, 2005. Mr. Thomas sues in this Amended Complaint in his right as a shareholder of the Weingarten Fund, successor to the AIM Dent Demographic Trends Fund.

14. Plaintiff Arthur Keness is a resident of Scottsdale, Arizona and is a shareholder at all relevant times of the AIM Weingarten Fund.

15. Plaintiffs Marjory Curtis and Gerald Curtis are residents of Sun Lakes, Arizona, and are shareholders at all relevant times of the AIM Constellation Fund, AIM Premier Equity Fund, and the AIM Weingarten Fund.

16. Plaintiff Ben Koolick is a resident of Scottsdale, Arizona, and is a shareholder at all relevant times of the AIM Constellation Fund.

17. Plaintiff W. Vance Wilson II is a resident of Phoenix, Arizona, and is a shareholder at all relevant times of the AIM Constellation Fund.

B. Funds

18. The AIM Charter Fund, AIM Constellation Fund, AIM Large Cap Growth Fund, and AIM Weingarten Fund are diversified portfolios of AIM Equity Funds, a Delaware statutory trust that is registered as an open-end series management investment company under the Investment Company Act of 1940, as amended.

19. The AIM Basic Value Fund and AIM Mid Cap Core Equity Fund are diversified portfolios of AIM Growth Series, a Delaware statutory trust that is registered as an open-end series management investment company under the Investment Company Act of 1940, as amended.

20. The AIM Basic Balanced Fund and AIM Premier Equity Fund are diversified portfolios of AIM Funds Group, a Delaware statutory trust that is registered as an open-end series management investment company under the Investment Company Act of 1940, as amended.

C. Defendants

21. Defendant AIM Advisors, Inc. ("AIM") is a Delaware corporation with its principal place of business in Houston, Texas. AIM is registered as an investment adviser under

the Investment Company Act of 1940. AIM Advisors is a direct wholly owned subsidiary of AIM Management Group, Inc. ("AIM Management"), a holding company that has been engaged in the financial services business since 1976. AIM Management, in turn, is an indirect wholly owned subsidiary of AMVESCAP, PLC ("AMVESCAP"). AIM is the investment advisor to the Funds and provides or arranges for administrative services.

22. Defendant AIM Distributors, Inc. ("AIM Distributors"), is a Delaware corporation with its principal place of business in Houston, Texas. AIM Distributors is registered as a broker/dealer, is affiliated with AIM Advisors, Inc., and is the distributor and principal underwriter of the Funds.

23. Prior to 2003, AMVESCAP operated two separate families of mutual funds, the AIM family of funds and the INVESCO family of funds. While various entities performed advisory or sub-advisory services to both families of funds, each family was distributed by a separate entity. In March of 2003, AMVESCAP announced its intention to unify the two families of funds and create a single platform for distribution. AIM Distributors subsequently became the distributor and principal underwriter for the INVESCO funds effective July 1, 2003. On November 3, 2003, the INVESCO Growth Fund was merged into the AIM Large Cap Growth Fund. On November 25, 2003, AIM became the investment advisor to the remaining INVESCO funds, and the remaining INVESCO funds were eventually re-branded as AIM funds effective October 15, 2004. Prior to July 1, 2003, Defendant INVESCO Distributors, Inc. ("INVESCO Distributors"), was the distributor and principal underwriter to the INVESCO Growth Fund, and prior to November 3, 2003, Defendant INVESCO Funds Group, Inc. ("INVESCO"), was the advisor to the INVESCO Growth Fund. The INVESCO Growth Fund is

now known as, and has been sued as, the AIM Large Cap Growth Fund. INVESCO and INVESCO Distributors are both registered Delaware Corporations.

III. BACKGROUND

24. Plaintiffs are shareholders of the Funds, which are sold, advised, and managed with other funds as part of a fund family or complex of funds by Defendants (the "AIM Complex" or the "Fund Complex").

25. Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, provide investment management and other services to the Fund Complex for compensation. As such, Defendants owe fiduciary and other duties to Plaintiffs and all shareholders of each of the funds in the Fund Complex.

A. Section 36(b) of the Investment Company Act of 1940

26. Section 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-35(b), imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation. In 1940, Congress enacted the ICA recognizing that:

> The national public interest and the interest of investors are adversely affected...when investment companies are organized, operated [and] managed...in the interest of...investment advisers...rather than in the interest of [shareholders]...or when the investment companies...are not subjected to adequate independent scrutiny.

ICA § 1(b)(2), 15 U.S.C. § 80a-1(b)(1994). Accordingly, the ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants.

27. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies

of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

28. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

29. While fees may appear to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment returns over time. Arthur Levitt, past Chairman of the United States Securities and Exchange Commission ("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001).

B. Inherent Conflict in the Structure of Mutual Funds

30. The AIM Complex, like almost all other mutual fund complexes, operates under a single structure consisting of a group of related investment companies (the mutual funds themselves) that are owned by their shareholders and governed by a Board of Trustees.

However, the mutual funds themselves are basically corporate shells in that they have few or no employees. Instead, the mutual funds contract for all of the services they need -- including distribution of its securities, custodianship of its assets, auditing, servicing shareholder accounts, portfolio management, and day-to-day operation, all of which are provided by or arranged for by Defendants and their affiliates.

31. The AIM Complex consists of dozens of mutual funds, all of which were conceived and started by the Defendants' or its predecessors. The Defendants' purpose in starting, maintaining, and servicing mutual funds is to make a profit on the advisory, administrative, and shareholder services sold to the Funds for fee income to the service-providers.

32. When the Defendants start a new mutual fund, they not only contract to provide all the services the funds need but also nominate and elect the fund's Board of Trustees (more commonly referred to as Directors), which consists of the same people that serve on the boards of all of the funds in the Fund Complex. In the case of the Funds at issue in this case, the members of the respective Boards simultaneously serve on the Boards of well over 50 mutual funds in the Fund Complex.

33. The Board of Trustees meets several times a year (approximately once a quarter). The trustees are compensated for their services with a fee that consists of an annual retainer component and a meeting fee component as well as retirement benefits. For calendar year 2004, the independent trustees for the funds in the Fund Complex received total compensation in the following amounts:

Rob R. Baker	$189,750
Frank S. Bayley	$193,500
James T. Bunch	$186,000
Bruce L. Crockett	$223,500
Albert R. Dowden	$192,500
Edward K. Dunn, Jr.	$193,500
Jack M. Fields	$186,000
Carl Frischling	$185,000
Gerald J. Lewis	$186,000
Prema Mathai-Davis	$189,750
Lewis F. Pennock	$186,000
Ruth H. Quigley	$189,750
Louis S. Sklar	$186,000
Larry Soll	$186,000

As a result, board membership in the Fund Complex is a lucrative part-time job, the continuation of which is dependent (at least in part) on the continued good will and support of Defendants.

34. While mutual fund boards are supposed to be the "watchdogs" for the shareholders of the funds, two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, made the following comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management—whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago,

> an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent" mutual-fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to "independent" directors while meaning everything to managers. So guess who wins? . . . [I]n stepping up to [their] all-important responsibilities, tens of thousands of "independent" directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single "family" of funds often run well into six figures.) 2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

35. The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that "investment companies are organized, operated and managed in the interest of investment advisers, rather than in the interest of shareholders."

C. Breaches of Fiduciary Duty by AIM and INVESCO

36. On October 8, 2004, the SEC issued an order finding that AIM and INVESCO had engaged in serious illegal activity. Specifically, the SEC found the companies had entered into negotiated, but undisclosed, market timing agreements with individuals and entities that allowed them to "market time" certain AIM and INVESCO Funds. Securities Exchange Act

Release No. 5056, ¶¶ 6, 27 (Oct. 8, 1004)(Exhibit 1). These agreements provided for more exchanges than the limit disclosed to other shareholders of the funds. *Id.* at ¶¶ 9, 29. Further, some of the agreements were made with the understanding that the market timer would make a long-term investment or "sticky assets" in other AIM and INVESCO funds. *Id.* at ¶¶ 7, 27.

37. Both AIM and INVESCO knew that the assets they brought to the AIM and INVESCO funds under the market timing agreements would serve to increase their advisory fees but could be traded in a manner detrimental to the funds, thereby placing them in a conflict of interest situation with the funds. *Id.* at ¶¶ 16, 37. Finally, the SEC found both AIM and INVESCO to have breached their fiduciary duty to their respective funds by, ***inter alia***, failing to disclose the conflict of interest to the board of directors or shareholders of their funds. Accordingly, the SEC found that "while [AIM and INVESCO] each acted as an investment adviser, [they] employed devices, schemes, or artifices to defraud clients or prospective clients, and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients." *Id.* at ¶ 46.

38. AIM agreed to total payment of $50 million consisting of $30 million in civil penalties and $20 million in disgorgement. INVESCO agreed to pay a civil penalty in the amount of $110 million and a disgorgement in the amount of $215 million, for a total payment of $325 million, to settle the civil enforcement actions and investigations related to market timing brought by the Attorneys General of Colorado and New York as well as the SEC. Further, both firms said they would cut their management fees by $75 million over the next five years. To the extent that management fees have been cut, the cuts have been woefully inadequate. As explained below, Defendants' advisory and other fees are and remain grossly excessive.

39. The New York Attorney General not only charged INVESCO and its officers with violating their fiduciary duties -- both by allowing INVESCO funds to be timed and by concealing their timing arrangements from the investing public – but also sued "INVESCO and its officers" for fraud. The damages from this fraud were alleged to be the fees that INVESCO collected from the unwitting, long-term investors in the funds INVESCO had turned over to timers -- approximately $160.8 million, plus the dilution and other costs that the timing activity visited on these customers.

40. Subsequently, illustrating the high level of the fraud and breaches of fiduciary duty within the INVESCO family, the SEC announced settlements of enforcement actions against three high corporate officials of INVESCO: Timothy J. Miller, the former chief investment officer and a portfolio manager for Invesco Funds Group, Inc. (IFG); Thomas A. Kolbe, the former national sales manager of IFG; and Michael D. Legoski, a former assistant vice president in IFG's sales department. SEC News Release, S.E.C. 04-123, 2004 WL 1926901 (S.E.C.).

41. The breaches of fiduciary duty by senior INVESCO management have already shown a propensity to injure fund shareholders. In the face of disclosure of the abuses, corporate retirement plan fiduciaries have withdrawn assets from INVESCO funds, having evidently concluded that such funds lacked proper internal controls, that is, they did not have procedures and safeguards in place to limit their vulnerability to abuse. *See* Yuka Hayashi, The Wall Street Journal, Boeing Pulls Out of an Invesco Fund (May 10, 2004 at C12)("On April 30, the 401(k) retirement plan sponsored by Boeing Co. pulled about $1.2 billion out of Invesco Technology Fund, slicing the fund's total assets nearly in half. As a result, Invesco says, the remaining investors could end up being hit with higher expenses. The decision, Boeing says, was made in

part because the fund failed to meet long-term performance criteria. 'In addition, allegations against Invesco and its CEO added to concerns about its ability to improve its performance,' said Boeing spokeswoman Anne Eisele. Invesco Funds and its president, Raymond Cunningham, are facing state and federal civil-fraud charges for allowing improper short-term trading in the firm's funds hurting long-term investors. Invesco has said the firm and Mr. Cunningham are cooperating with regulators. The Boeing 401(k) money landed in the account of the rival Dreyfus Premier Technology Growth Fund. The Dreyfus fund has a better track record than the Invesco fund and Dreyfus Corp., a unit of Mellon Financial Corp., has so far remained off the regulators' hit list.").

42. Unethical and illegal actions such as those of AIM and INVESCO support Former Senator Peter Fitzgerald's characterization of the mutual fund industry as "the world's largest skimming operation – a $7 trillion trough from which fund managers, brokers, and other insiders are steadily siphoning off an excessive slice of the nation's household, college, and retirement savings." Press Release, United States Senate, Fitzgerald: Time For Congress To Give Ordinary Americans Same Mutual Fund Deal It Has Given Itself (January 27, 2004)(available at http://web.archive.org/web/20040121034333/fitzgerald.senate.gov/).

43. The unlawful market timing behavior of Defendants AIM and INVESCO demonstrates Defendants' willingness to breach their fiduciary duties to their funds and their shareholders in an effort to increase the compensation Defendants receive. As explained by New York Attorney General Eliot Spitzer in his testimony before the United States Senate Banking, Housing, and Urban Affairs Committee on November 20, 2003:

> Some have questioned whether there is a nexus between the inquiry into fees that I am proposing and the investigation into the trading activities permitted by fund managers. The answer is yes. The improper trading

> and the exorbitant fees charged are both consequences of the governance structure that permitted managers to enrich themselves at the expense of investors. We know that directors and managers breached their duties to investors in ever conceivable manner...Moreover, the nexus between fees and the improper trading that we have uncovered is demonstrated by the fact that the managers who permitted late trading and market timing in many instances did so in return for increased investments in other funds that they managed. Mutual fund managers get paid a percentage of the funds under management, and therefore seek to increase their funds' asset base to increase their compensation...Simply stated, the desire for increased fees led managers and directors to abandon their duty to investors and to condone improper and illegal activity. Common sense demands that we at least inquire whether the desire for increased fees also resulted in fee agreements and charges that were improper.

44. As they did with the unlawful market timing agreements, Defendants also have breached their fiduciary duties to the funds by receiving excessive fees.

D. Nature of Relief Requested

45. In this action, Plaintiffs sue Defendants for the use and benefit of the Funds. Plaintiffs seek to rescind certain investment advisory, administration, distribution, and/or other agreements by which Defendants have improperly enriched themselves, including by charging excessive advisory, administration, and distribution fees. Plaintiffs seek to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations and continuing through the date of final judgment after trial.

46. No pre-suit demand on the board of directors of the Funds is required, as the requirements of F.R.C.P. 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund v. Fox*, 464 U.S. 523 (1984).

47. Plaintiffs do not allege or seek relief for any claims based upon improper market timing or late trading activity involving the Funds.

IV. SUBSTANTIVE ALLEGATIONS

A. Fees Paid By Plaintiffs and Other Shareholders

48. Defendant AIM manages the Funds for substantial fees. According to Morningstar, a provider of independent investment research, AMVESCAP, the parent company which offers AIM and INVESCO funds, is a fund company with above-average fees. Michael Brush, msn Money, Untainted Fund Companies Win as Rivals 'Fess Up (Nov. 19, 2003), http://moneycentral.msn.com/content/P64219.asp. With regard to fees, Morningstar rated: the AIM Basic Value Fund, AIM Charter Fund, and the AIM Large Cap Growth Fund as very poor; the AIM Premier Equity Fund as poor; and the AIM Balanced Fund, AIM Constellation Fund, and AIM Weingarten Fund as only fair.

49. In addition, another Morningstar study found that expense ratios (the ratio of costs to investors versus assets under management) for the mutual fund industry overall rose between 1989 and 2004 in spite of incredible economies of scale. Paul B. Farrell, MarketWatch, Are Fund Expenses Too High? Study Says Costs in 13 of Top 20 Fund Families Have Increased (July 31, 2005)(Exhibit 2). Morningstar studied fee levels in large mutual fund families from 1989 to 2004. Of the twenty large fund management companies in a Morningstar study, AIM had the highest expense ratio of all of the funds. *Id.* Worse, despite a dramatic, 20-fold increase in assets under management (from $3.2 billion in 1989 to $68.1 billion in 2004) AIM's expense

ratio increased by nearly 50 percent, demonstrating that, as a matter of AIM management policy, economies of scale are not shared with fund shareholders. The staggering increase in management costs among AIM funds was far larger than for the other funds in the Morningstar study. No other fund group was even close. Indeed, in 13 of the 20 fund families, costs over the same time period had ***dropped*** relative to assets under management, rather than rocketing higher as with AIM. These intra-mutual fund industry comparisons brand AIM as a rogue operation.

(1) Portfolio Advisory Fees

50. Plaintiffs and the other shareholders of the Funds pay Defendants AIM and, prior to November 3, 2003 in the case of the INVESCO Growth Fund, paid INVESCO, fees for providing investment advisory services pursuant to Advisory Agreements. AIM receives a monthly fee from each Fund based on the average daily net assets of each Fund according to the following schedule:

Fund Name	**Annual Rate/Net Assets**
AIM Balanced Fund	0.75% of first $150 Million 0.50% of amount over $150 Million
AIM Basic Value Fund	0.725% of first $500 Million 0.70% of next $500 Million 0.675% of next $500 Million 0.65% of next $3.5 Billion 0.6255% of next $5 Billion 0.60% of amount over $10 Billion
AIM Charter Fund	1.00% of first $30 Million 0.75% of next $120 Million 0.625% of amount over $150 Million
AIM Constellation Fund	1.00% of first $30 Million 0.75% of next $120 Million 0.625% of amount over $150 Million
AIM Large Cap Growth Fund	0.75% of first $1 Billion 0.70% of next $1 Billion 0.625% of amount over $2 Billion

(Table continued)

AIM Mid Cap Core Equity Fund	0.725% of first $500 Million 0.70% of next $500 Million 0.675% of next $500 Million 0.65% of next $3.5 Billion 0.6255% of next $5 Billion 0.60% of amount over $10 Billion
AIM Premier Equity Fund	0.80% of first $350 Million 0.625% of amount over $150 Million
AIM Weingarten Fund	1.00% of first $30 Million 0.75% of next $320 Million 0.625% of amount over $350 Million

51. In percentage terms, these fees may at first look benign. However, in dollar terms, and in comparison to fees received by AIM for managing other virtually identical institutional portfolios, the fees received from the Funds are staggering and excessive. For fiscal years 2004 and 2003, the Funds paid the following advisory fees:

Fund Name	**Fiscal Year End Date**	**2004 Advisory Fees**	**2003 Advisory Fees**
AIM Balanced Fund	Dec. 31	$10,700,243	$12,221,515
AIM Basic Value Fund	Dec. 31	$45,198,066	$34,310,805
AIM Charter Fund	Oct. 31	$20,091,970	$20,846,146
AIM Constellation Fund	Oct. 31	$45,620,596	$45,710,981
AIM Large Cap Growth Fund	Oct. 31	$5,660,144	$1,985,353
AIM Mid Cap Core Equity Fund	Dec. 31	$22,871,728	$15,570,298
AIM Premier Equity Fund	Dec. 31	$48,463,361	$55,620,788
AIM Weingarten Fund	Oct. 31	$17,022,870	$17,022,788

52. The investment advisory services Defendants provide to the Funds are identical to the investment advisory services Defendants or their affiliates provide to other clients (such as institutional clients) and entail identical costs. In fact, the cost of managers, analysts, research data, the physical plant, and other aspects of Defendants' investment advisory services are shared between the mutual funds and the other clients.

53. Despite the equivalence of the investment advisory services Defendants provide to the Funds and the other clients, the fees Defendants receive from the Funds for investment advisory services are much higher than the fees Defendants or its affiliates receive from other clients for the identical services. *See* Comparative Fee Structures, Section IV.B.3., *infra*.

(2) Administrative Fees

54. In addition to the Advisory Fees, the Funds pay administrative fees for other services provided to the Funds including: transfer agency, custody, accounting, and legal services; other administrative, operational, and shareholder services; and the associated expenses for such services. These administrative fees amount to millions of dollars paid by the Funds that generate profits for Defendants, their affiliates, and third parties. Defendants have breached their fiduciary duty to the Funds by extracting from or allowing for the payment of excessive administrative fees by the Funds.

55. Pursuant to Transfer Agency and Service Agreements, the Funds pay a fee to AIM Investment Services, Inc. ("AIS"), an affiliate of Defendants, for providing transfer agency and shareholder services and reimburse AIS for costs associated with these services. For fiscal year 2004, the Funds paid the following amounts to AIS:

Fund Name	**Fiscal Year End Date**	**2004 Transfer Agency Fees**
AIM Balanced Fund	Dec. 31	$4,790,634
AIM Basic Value Fund	Dec. 31	$16,354,347

(Table continued)

AIM Charter Fund	Oct. 31	$8,358,862
AIM Constellation Fund	Oct. 31	$21,815,915
AIM Large Cap Growth Fund	Oct. 31	$2,639,175
AIM Mid Cap Core Equity Fund	Dec. 31	$10,417,451
AIM Premier Equity Fund	Dec. 31	$26,056,032
AIM Weingarten Fund	Oct. 31	$9,318,106

56. Pursuant to Master Administrative Services Agreements, the Funds also compensate AIM for arranging for or providing certain accounting services and reimburse AIM for certain administrative costs. In fiscal year 2004, the Funds paid the following amounts to AIM under these agreements:

Fund Name	**Fiscal Year End Date**	**2004 Administrative Fees**
AIM Balanced Fund	Dec. 31	$458,536
AIM Basic Value Fund	Dec. 31	$697,597
AIM Charter Fund	Oct. 31	$585,397
AIM Constellation Fund	Oct. 31	$710,711
AIM Large Cap Growth Fund	Oct. 31	$218,708
AIM Mid Cap Core Equity Fund	Dec. 31	$592,602
AIM Premier Equity Fund	Dec. 31	$725,065
AIM Weingarten Fund	Oct. 31	$533,540

57. For other administrative and shareholder services, including custody, fees paid to the independent trustees, independent counsel, and independent auditors, and other costs and expenses, the Funds paid to third parties the following amounts in fiscal year 2004:

Fund Name	Fiscal Year End Date	2004 Other Fees
AIM Balanced Fund	Dec. 31	$1,114,520
AIM Basic Value Fund	Dec. 31	$3,432,741
AIM Charter Fund	Oct. 31	$1,881,650
AIM Constellation Fund	Oct. 31	$3,662,510
AIM Large Cap Growth Fund	Oct. 31	$521,635
AIM Mid Cap Core Equity Fund	Dec. 31	$1,843,370
AIM Premier Equity Fund	Dec. 31	$4,466,554
AIM Weingarten Fund	Oct. 31	$2,119,450

58. Comparing the administrative fees charged by Defendants to the Funds to administrative costs by peer mutual funds, it is evident that AIM gouges its shareholders at every available opportunity. *See* Comparative Fee Structures, Section IV.B.3., *infra*.

(3) Rule 12b-1 Distribution Fees

59. Plaintiffs and the other shareholders of the Funds also paid distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are paid to AIM Distributors and, prior to November 3, 2003 in the case of the INVESCO Growth Fund, were paid to INVESCO Distributors. The distribution fees are based on a percentage of the net assets of each

of the Funds. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory and administrative fees.

60. Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others because:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

61. After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

62. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in fees and other expenses, the Commission tentatively approved Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895

F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime and just as they did with their illegal market-timing scheme, Defendants have fashioned yet another way to increase their financial benefit while leaving Plaintiffs to bear the financial burden.

63. The 12b-1 fees charged by AIM are higher than many of its competitors. Dieter O. Bardy, Morningstar, Fund Times: News on AIM, Vanguard, American Century (July 8, 2005)("AIM Investments is finally lowering 12b-1 fees on several funds. This move brings the firm into line with most of the industry . . .[T]his is a step in the right direction, but more work needs to be done.").

64. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Consequently, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

65. Defendants have received the following 12b-1 payments for each share class for fiscal year 2004:

Fund Name	Class A	Class B	Class C	Class R	Investor Class
AIM Balanced Fund	$2,887,535	$6,710,792	$2,349,482	$23,049	n/a
AIM Basic Value Fund	$14,891,022	$19,569,452	$6,757,711	$104,692	n/a
AIM Charter Fund	$5,883,153	$10,549,491	$1,572,686	$11,195	n/a
AIM Constellation Fund	$19,016,041	$6,702,181	$1,845,072	$24,911	n/a
AIM Large Cap Growth Fund	$606,542	$1,205,821	$499,243	$12,219	$886,532
AIM Mid Cap Core Equity Fund	$8,097,059	$7,044,856	$3,172,774	$236,821	n/a
AIM Premier Equity Fund	$11,551,335	$28,505,751	$3,624,154	$3,593	n/a
AIM Weingarten Fund	$6,122,534	$5,114,549	$873,155	$5,355	n/a

66. Distribution fees have served only Defendants, just as the SEC feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the distribution fees are entirely a waste of fund assets. The wrongdoing is especially blatant in the case of the AIM Mid Cap Core Equity Fund, a mutual fund with limited fund offering that is not even selling shares to new individual investors and yet is charging 12b-1 fees when it is not possible for the fees to accomplish their chief purported purpose, i.e. growth through sales to new individual investors.

67. Plaintiffs, on behalf of the Funds, are entitled to recover the excessive distribution fees received (and continuing to be received) by Defendants.

B. Defendants' Breach of Their Fiduciary Duty with Respect to Compensation

68. Defendants have breached their fiduciary duty pursuant to § 36(b) of the ICA with respect to their receipt of advisory fees, administrative fees, and distribution fees from the Funds because the fees they received are excessive and were not negotiated at arms length.

69. The essence of a claim for unfair fees is whether "defendants charge plaintiffs much higher fees than other clients for equivalent services." *See ING Principal Protection Funds Derivative Litig.*, 369 F.Supp.2d 163, 169 n.35 (D. Mass. 2005)(citing *Strigliabotti v. Franklin Res., Inc.*, 2005 U.S. Dist. LEXIS 9625, No. 04-00883 SI, 2005 WL 645529, *3 (N.D. Cal. Mar. 7, 2005).

70. Other factors which also may be relevant to determining whether Defendants have breached their fiduciary duty pursuant to § 36(b) include, but are not limited to: (1) the extent to which benefits derived from the economies of scale realized as the fund grows have inured to the benefit of fund shareholders; (2) the nature and quality of the services rendered; (3) comparative fee structures; (4) the profitability of the funds to the advisor/manager; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds; and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(1) Economies of Scale

71. When a mutual fund is new and/or small in size, it is less profitable for the Defendant. As an example, if a fund has fifty million dollars ($50,000,000) of assets under management and a fee of 75 basis points (100 basis points = 1%), the fee equals $375,000 per

year. A comparable mutual fund with five hundred million dollars ($500,000,000) of assets under management would generate a fee of three million seven hundred and fifty thousand dollars ($3,750,000). Similarly, a mutual fund worth five billion dollars ($5,000,000,000) would generate a fee of ***thirty-seven million, five hundred thousand dollars ($37,500,000) per year.***

72. Economies of scale are created when (as with the Funds) assets under management increase more quickly than the cost of advising and managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management.

73. While this is true for virtually all services provided to a mutual fund, it is particularly true for the work required in the area of investment advisory services. It does not cost the fund's adviser ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000) fund; in fact, the investment advisory services or securities selection process for a ten billion dollar fund and a one million dollar fund are virtually identical, generating enormous economies of scale. According to one fund industry expert, John C. Bogle, the economies of scale generated in the mutual fund portfolio management and research business are "staggering." At some point (exceeded by the Funds because of their large size), the additional cost to advise each additional dollar in the Funds (whether added by a rise in the value of the securities or additional contributions by current or new shareholders) approaches a number at or close to zero. In an industry featuring "staggering" economies of scale, it is astounding to find a mutual fund family, such as AIM where an increase in fund assets of more than 20 times is accompanied, not by massive fee reductions on a percentage basis, but, rather, by a 50 percent ***hike*** in fees.

74. Advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Further, as assets under management increase, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale. In fact, with very large funds (such as those at issue in this case), the cost of servicing the additional assets approaches zero. Accordingly, any fees received in connection with the additional assets represent almost pure profit. Nonetheless, the distribution, administrative, and advisory fees paid to Defendants have grown dramatically. *See* Comparative Fee Structures, Section IV.B.3., *infra*. However, as the fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs, the excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

75. The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Exhibit 3]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Exhibit 4].

76. In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being

passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") [Exhibit 5]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." Id. at 620 [Ex. 5].

77. These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 5].

78. The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. See GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 4]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* id. [Ex. 4]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from

appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 5].

79. Economies of scale exist for the AIM funds; they are just being appropriated for the benefit of the service-provider managers of those funds. Thus fund shareholders are suffering by being deprived of the benefits that their financial participation (not the managers') creates. The economies of scale benefits that have been captured and misappropriated by Defendants can and do generate huge excessive, undeserved profits for the Defendants. These profits have been improperly misappropriated from the mutual funds by, in part, depriving fund shareholders from the benefits of economies of scale. These benefits can (at least in part) be shared with the mutual funds and their shareholders by reducing the advisory fees and other costs charged to the Funds by Defendants. In the case of the mutual funds at issue in this case, no meaningful savings have been shared with the Funds. Defendants' price gouging on service charges has been complex-wide, unremitting, and massive.

80. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(2) The Nature and Quality of the Services Provided to the Funds

81. A basic problem with the Funds is that they are grossly over-priced for the services they provide. This is a consistent problem with all of the Funds as described in detail below.

82. The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities

for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically lower cost).

83. On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of the services Defendants render to the Funds has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

84. Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other clients, upon information and belief, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

85. Upon information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds. *See supra* Section III.C., ¶¶ 36 to 43.

86. Defendants are also willing and determined to put their own financial interests ahead of the Funds and the shareholders of the Funds by using fund assets to participate in improper distribution practices, including arrangements commonly referred to as pay-to-play or shelf space schemes as well as other directed brokerage practices. In the case of the pay-to-play

or shelf space schemes, Defendants direct the Funds' brokerage business to and pay above-market rates to brokerage firms that promote Defendants' mutual funds over other funds. In the case of other directed brokerage practices, Defendants direct the Funds' brokerage business to and pay above-market rates to brokerage firms that provide research and other products and services in addition to execution of portfolio transactions. In fiscal year 2004 alone, Defendants caused the Funds to pay brokerage commissions in the following amounts to firms that provided research and other products and services in addition to execution:

Fund Name	**Fiscal Year End Date**	**2004 Directed Brokerage Commissions**
AIM Balanced Fund	Dec. 31	$582,437
AIM Basic Value Fund	Dec. 31	$3,387,081
AIM Charter Fund	Oct. 31	$3,018,889
AIM Constellation Fund	Oct. 31	$12,147,962
AIM Large Cap Growth Fund	Oct. 31	$2,048,161
AIM Mid Cap Core Equity Fund	Dec. 31	$3,470,283
AIM Premier Equity Fund	Dec. 31	$15,518,097
AIM Weingarten Fund	Oct. 31	$5,983,786

(3) Comparative Fee Structures

87. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the

strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 5]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 5]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 5]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 5].

88. More recently, New York Attorney General Eliot Spitzer surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

89. On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging by Defendants as the shareholders of the funds mentioned by Mr. Spitzer in his Senate testimony. A number of relevant comparative fee structures clearly establish that Defendants are charging advisory fees to the Funds that are disproportionate to the value of the services rendered. The Defendants and their affiliates routinely offer their services to institutional and other clients for fees much lower than the investment advisory fees they charge the Funds.

90. A comparison of the Funds' portfolio advisory fees with sample fees for pension portfolio advisory services, which are virtually identical in substance, shows massive price gouging by every one of the Funds, ***totaling more than $116 million annually.***

Fund Name	Morningstar Category	Prospectus Objective	Net Assets $MM	Advisory Fees	Pension Average	Annual Excess Fees	Annual Dollar Excess Fees
AIM Balanced	Moderate Allocation	Balanced	1,626	0.52	0.21	0.31	5,040,600
AIM Basic Value	Large Blend	Growth and Income	6,695	0.66	0.21	0.45	30,126,150
AIM Charter	Large Blend	Growth and Income	2,572	0.63	0.21	0.42	10,803,240
AIM Constellation	Large Growth	Growth	5,657	0.63	0.21	0.42	23,759,820
AIM Large Cap Growth	Large Growth	Growth	798	0.75	0.21	0.54	4,309,740
AIM Mid Cap Core Equity	Mid-Cap Blend	Growth	3,763	0.67	0.42	0.25	9,407,000
AIM Premier Equity	Large Blend	Growth	5,675	0.63	0.21	0.42	23,833,740
AIM Weingarten	Large Growth	Growth	2,105	0.64	0.21	0.43	9,051,930
			28,891				116,332,220

91. INVESCO Global Asset Management (N.A.), Inc., an affiliate of the Defendants, acts as sub-adviser to the Sentinel World Fund for a fee of .375% of net assets up to $500 million and .30% of net assets in excess of $500 million.

92. Upon information and belief, the Defendants or their affiliates manage a large cap value account for the Puerto Rico Public Employees Retirement System for an annual advisory fee of 26 basis points.

93. Upon information and belief, the Defendants or their affiliates manage a large cap value account for the State of Alaska for an annual advisory fee of 17 basis points.

94. That Defendants are able to manage strangers' money for far lower fees than they are charging the Funds' shareholders, to whom fiduciary duties are owed based on the common law and federal statute, shows Defendants have completely abdicated their fiduciary responsibility of fair dealing to the funds and the funds shareholders when it comes to providing advisory services.

95. Likewise, if the Funds are compared with peer mutual funds, an industry where price competition is notoriously lacking, price gouging for advisory services by the AIM asset manager is also readily seen with excessive fees totaling more than ***<u>$20 million per year.</u>***

Fund Name	Morningstar Category	Prospectus Objective	Net Assets $MM	Advisory Fees	Mutual Fund Average Advisory Fee	Annual Excess Fees	Annual Dollar Excess Fees
AIM Balanced	Moderate Allocation	Balanced	1,626	0.52	0.48	0.04	603,134
AIM Basic Value	Large Blend	Growth and Income	6,695	0.66	0.52	0.14	9,275,555
AIM Charter	Large Blend	Growth and Income	2,572	0.63	0.59	0.04	934,970
AIM Constellation	Large Growth	Growth	5,657	0.63	0.55	0.08	4,691,412
AIM Large Cap Growth	Large Growth	Growth	798	0.75	0.58	0.17	1,322,247
AIM Mid Cap Core Equity	Mid-Cap Blend	Growth	3,763	0.67	0.67	0.00	0
AIM Premier Equity	Large Blend	Growth	5,675	0.63	0.59	0.04	2,346,526
AIM Weingarten	Large Growth	Growth	2,105	0.64	0.60	0.04	912,380
			28,891				20,086,224

96. Defendants' price-gouging is not limited to advisory fees. Administrative fee gouging is worse. Set forth below is a chart contrasting the administrative fees charged the Funds annually with administrative fees charged for peer mutual funds.

Fund Name	Morningstar Category	Prospectus Objective	Net Assets $MM	Admin Fees	Mutual Fund Average Admin Fee	Annual excess Admin Fees	Annual Dollar excess Admin Fees
AIM Balanced	Moderate Allocation	Balanced	1,626	0.300	0.190	0.110	1,794,117
AIM Basic Value	Large Blend	Growth and Income	6,695	0.330	0.241	0.088	5,894,779
AIM Charter	Large Blend	Growth and Income	2,572	0.370	0.302	0.068	1,744,475
AIM Constellation	Large Growth	Growth	5,657	0.355	0.247	0.108	6,126,766
AIM Large Cap Growth	Large Growth	Growth	798	0.637	0.289	0.348	2,777,137
AIM Mid Cap Core Equity	Mid-Cap Blend	Growth	3,763	0.302	0.231	0.071	2,675,472
AIM Premier Equity	Large Blend	Growth	5,675	0.380	0.262	0.118	6,672,448
AIM Weingarten	Large Growth	Growth	2,105	0.530	0.265	0.265	5,573,791
			28,891				33,258,985

97. As can be seen, Defendants' price gouging is severe, even greater than the price gouging over advisory services. As a rule of thumb, an absolute upper bound for administrative costs for a mutual fund is 25 basis points. A compelling justification for this upper bound is given by the study published by the Zero Alpha Group on Mutual Fund Transaction Costs. Karceski, Jason, Miles Livingston, Edward O'Neal, "Portfolio Transaction Costs at U.S. Equity Mutual Funds", Working Paper. The Zero Alpha study authors determined that the average expense ratio for Index funds within Domestic Equity is 25 basis points. This number represents the all-in cost for administration, a limited amount of investment capability and compensation for the entrepreneurial risk borne by the fund sponsor in creating the fund. While administrative costs may be the largest component of this 25 basis point cost, it is by no means the entirety of it.

98. In reality it appears likely that the true administrative costs for the Funds are significantly lower than even the 25 basis points benchmark. Several outside parties that provide

all the administrative services required for a mutual and charge for these services. In other words, there is a free market test for mutual fund administrative costs.

99. In particular, a leading shareholder servicing firm PFPC, a subsidiary of PNC bank, offers a turnkey solution for mutual funds. This solution is sometimes referred to as a "mutual fund in a box" and provides a Board of Directors, an Administrator, a Transfer Agent, a Custodian, Underwriter, Independent Public Accountant and Fund Counsel within The RBB Fund, Inc. "RBB" is a registered open end series fund company through which many investment management firms offer their mutual funds. The cost for this service is well below the aforementioned 25 basis point benchmark, and features the following fee schedule:

.15% of the first $250 million
.12% on the next $250 million
.10% on the next $250 million
.08% on the next $750 million
.06% on assets over $1.5 billion

100. The American Funds' Washington Mutual Fund provides another example of the real costs of administrative fees. The American Funds' Washington Mutual Fund reports separately (unlike the Funds) the portion of their total management fee attributable to administrative costs as being between 0.089% (8.9 basis points) of total net assets) to as low as 0.04% (4 basis points) of net assets under management, also demonstrating that economies of scale exist with respect to administrative costs. Further, Vanguard has reported administrative fees for the Vanguard U.S. Growth Fund, a large ($6 billion) managed growth fund, of 0.10% (10 basis points) and the Vanguard Selected Value Fund, their $3.3 billion mid-cap value fund, at 0.02% (2 basis points).

101. Needless to say, the administrative costs charged by Defendants against the Funds and their shareholders are vastly in excess of the fees charged on the free market for like services. Obviously, Defendants have taken a cost item, administrative expenses, and turned it

into a profit center for themselves. Either that, or they need to start outsourcing administrative functions to service providers who will charge competitive, fair fees. Plainly, fiduciary obligations have been breached in the assessment and collection of both advisory fees and administrative fees.

102. Combining portfolio management and administrative costs into a single number show the AIM Funds still sporting excessive fee loads:

Fund Name	Morningstar Category	Prospectus Objective	Net Assets $MM	Operating Expenses	Mutual Fund Average Op Exp	Annual Excess Op Expenses	Annual Dollar Excess Op Expenses
AIM Balanced	Moderate Allocation	Balanced	1,626	0.82	0.67	0.15	2,397,251
AIM Basic Value	Large Blend	Growth and Income	6,695	0.99	0.76	0.23	15,170,334
AIM Charter	Large Blend	Growth and Income	2,572	1.00	0.90	0.10	2,679,445
AIM Constellation	Large Growth	Growth	5,657	0.98	0.79	0.19	10,818,178
AIM Large Cap Growth	Large Growth	Growth	798	1.39	0.88	0.51	4,053,547
AIM Mid Cap Core Equity	Mid-Cap Blend	Growth	3,763	0.97	0.90	0.07	2,683,559
AIM Premier Equity	Large Blend	Growth	5,675	1.01	0.83	0.18	10,124,636
AIM Weingarten	Large Growth	Growth	2,105	1.17	0.86	0.31	6,486,170
			28,891				54,413,120

103. An excess operating fee load of ***$54 million annually*** over and above average mutual fund costs is a fee structure that is out of control and in need of adjustment in accordance with proper fiduciary standards.

104. Another way of demonstrating grossly unfair fees, and the service-providers' unwillingness to pass on to the Funds and their shareholder benefits from economies of scale, is to explore fee charges within the complex and within the funds over time. This is shown by the set of spreadsheets attached as Exhibit 6-14. Exhibit 6 consists of a master spreadsheet grouping assets and expense categories for the Funds from 1995 through 2004. It graphically depicts Defendants' abusive behavior. For 1996, it shows the Funds holding assets under management

of $31.3 billion. By 2004, due in part to Defendants' breaches of fiduciary duty in allowing market timing and late trading, that number had declined to $24.9 billion. The Funds' expenses soared, however, virtually across the board. Advisory fees rocketed upward by 34%, from $162 million to $217 million. This shows abusiveness, since Fund shareholders are now paying Defendants $55 million *more* dollars annually to manage 20 percent *less* money than was being managed in 1996. Other rocketing, out-of-control expense items demonstrated by Exhibit 6 include: soaring administrative service fees for the Funds, up 503% percent from 1996 to 2004, despite a decline in assets under management; distribution fees up by $66 million or more than 61% again, despite a decline in assets under management; and transfer agent fees ballooning by 63% from $51 million to $83 million, despite dropping assets. These numbers indicate abusive extraction of excessive fees of the highest order.

105. A fund-by-fund analysis of the individual Fund asset/cost data spreadsheets contained within Exhibit 6 confirms the Funds have been saddled with runaway expense charges by Defendants as a matter of Defendants' systematic business practices. Consider, for example, the following individual Fund highlights:

- **AIM Balanced Fund** (see Exhibit 7) lost 20 percent of its assets from 1998 through 2004 but advisory fees moved sharply in the **opposite** direction, rising by nearly 20 percent. Meanwhile, administrative service fees increased more than five-fold, and distribution fees and Transfer Agent fees more than doubled.
- **AIM Basic Value Fund** (see Exhibit 8) featured a jump in assets from 2000 to 2004 -- from $883 million to $7.2 billion, an eight fold increase. If advisory fees stayed level, they, too, would have shown an eight fold increase, which is a handsome increase in compensation. Instead, they **increased twice as fast** as the asset growth increase, moving

from $2.7 million to $45.7 million, meaning Basic Value Fund shareholders were made to pay a 16.7 times hike in fees over the four year period. Other fees likewise skyrocketed far out of proportion to asset size growth. Distribution and transfer agent fees moved from around $3 million per year to over $50 million annually, and custodian fees jumped by a factor of 14 times, from under $40,000 to more than $540,000.

- **AIM Charter Fund** (see Exhibit 9) experienced a modest drop in assets between 1996 and 2004, from $3.2 billion to $2.87 billion. Advisory fees nonetheless rose by 20 percent while administrative, distribution and transfer agent fees more than doubled.
- **AIM Constellation Fund** (see Exhibit 10) is a large fund that declined substantially in size between 1996 and 2004, from $11.5 billion to $6.57 billion, a drop of 43 percent. With vastly less money under management, advisory fees predictably dropped over the same period, from $59.4, to $46.2 million. However, the decline in advisory fee revenue was only 22 percent, reflecting that a massive drop in assets was accompanied by only a modest drop in advisory fees. This reflects price gouging. Administrative service fees for the fund more than tripled despite the drop in assets, and distribution and transfer agent fees also increased in dollar terms even though the size of the fund being administered dropped by 57 percent.
- **AIM Mid Cap Core Equity Fund** (see Exhibit 11) increased in size by a factor of 7.5 times between 2000 and 2004, with assets growing from $490 million to $3.69 billion. Nonetheless, showing Defendants' unwillingness to share economies of scale with fund shareholders, the Fund's advisory fees (calculated as a percentage of assets under management) grew at a faster rate than assets, increasing by a factor of 7.7 times. Administrative service fees rocketed upwards from $102,000 to $593,000, nearly a 600

percent increase. In addition, other expense categories rose far out of proportion to the increase in assets, including transfer agent fees which rose from $822,000 to $10.391 million, a 12.6 times increase, compared with an increase in asset size of 7.5 times over the same period.

- **AIM Premier Equity Fund** (see Exhibit 12) saw its assets rise slightly between 1995 and 2004, from $6.3 billion to $6.9 billion, a gain approaching 10 percent. This gain in assets under management was far outpaced by the rise in advisory fees over the same period. Those advisory fees nearly doubled, from $25.3 million to $49.2 million, though the fund's asset size hardly increased at all. Other fees jumped as well, with transfer agent fees rising from around $8 million to more than $26 million, a 300+ percent increase. Distribution fees also increased grossly out of proportion to the increase in fund size between 1995 and 2004.
- **AIM Weingarten Fund** (see Exhibit 13) experienced an asset size drop from $5.3 billion in 1996 to $2.4 billion in 2004, a decline of 56 percent. Predictably, advisory fees dropped too, but less. This fee category only declined by 46 percent. Other expense categories either increased in dollar terms despite plummeting fund size, such as transfer agent fees and administrative service fees (which, shockingly, rose by 400 percent), while distribution fees declined modestly in the face of the Weingarten Fund's huge drop in asset size.
- **INVESCO Growth Fund** (now AIM Large Cap Growth Fund)(see Exhibit 14) declined slightly in assets between 1998 and 2004, falling from $747 million to $741 million. Nonetheless, advisory fees rose by $1 million, a 24 percent increase, and transfer agent fees more than doubled, increasing from $1.16 million to $2.64 million.

106. Throughout the Funds, the refrain demonstrated by the spreadsheets in Exhibits 6-14 is the same: asset size gains lead to outsized expense increases for fund shareholders, whereas asset size drops are accompanied by either expense increases or disproportionately small expense ratio declines. The picture is clear: whether considered as a group or individually, the Funds are being managed for the benefit of the service providers, not for the benefit of fund shareholders. Defendants have been engaging in flagrant breaches of fiduciary duty, preferring their pecuniary interests to the best interests of the Funds and the Funds' shareholders they are mandated by law to serve and protect.

(4) The Profitability of the Fund to the Adviser/Manager

107. "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* the Freeman & Brown Study at 661 [Ex. 5]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenue and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

108. Following discovery of this information, Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are believed to be nominal while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of

providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

109. Given the Morningstar data discussed earlier, showing from 1989-2004 AIM Funds featuring a 20 times increase in assets under management and a massive, industry leading, 50 percent increase in fund expenses charged against those soaring asset levels, it would be impossible for the Funds ***not*** to be wildly profitable to the service providers. This is what results when, as here, the benefits of economies of scale belonging to fund shareholders are misappropriated by the fund managers.

(5) Fallout Benefits

110. Defendants indirectly profit because of the existence of the Funds through fallout benefits. Indeed, it was the rush to capitalize on "fallout benefits" available to mutual fund mangers that fed the late-trading/market timing misbehavior engulfing numerous fund sponsors, including AIM and INVESCO. These obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

111. Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. Essentially, "soft dollars" are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to

the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds.

112. Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

113. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory, administrative, and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

114. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The evidence demonstrating the validity of this allegation is believed to be within Defendants' sole possession.

115. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory and administrative fees and the elimination of distribution fees.

(6) The Independence and Conscientiousness of the Directors

116. The fees paid to Defendants are technically approved by the Funds' boards of trustees. A majority of the Funds' boards are comprised of statutorily presumed "disinterested" trustees as that term is defined in § 10 of the ICA. AIM has a common Board of Trustees who oversees and monitor well over 50 portfolios in the Fund Complex. Regardless of whether these presumably "disinterested" trustees meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the trustees in reviewing the advisory, administrative, and distribution fees paid by each of the Funds. It is significant that AIM Funds stand out as a group as the most abused in the fund industry.

117. Morningstar Inc., a noted, objective mutual fund rating agency has evaluated governance aspects of the Funds and awarded dismal grades. It's evaluation depicts the AIM Fund family as troubled, beset by high fees, lackluster "board quality," and a distressed "corporate culture." Morningstar's ratings brand the Funds as troubled funds, and they are troubled for the reasons alleged in this complaint: service providers intent on price-gouging and dismal board oversight, both leading to unremitting fiduciary duty breaches. The Funds' corporate culture needs to be tested under the stringent fiduciary duty standards established by Congress to protect mutual fund shareholders, and this lawsuit does that.

118. In addition, even if statutorily disinterested, the trustees are in all practical respects dominated and unduly influenced by Defendants in reviewing the fees paid by Plaintiffs

and other shareholders of the Funds. In particular, Defendants do not provide the trustees with sufficient information for the trustees to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

119. Defendants have adopted 12b-l Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-l(e).

120. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b). A recent report written by Dr. Lori Walsh, financial economist at the S.E.C., studied "whether shareholders do, in fact, reap the benefits of 12b-1 plans." It states:

> Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee. In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset. . .
>
> In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of

> the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans. . .
>
> 12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. . . Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.

Lori Walsh, The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns (2004) at 4, 18.

121. Nevertheless, despite the fact that a financial economist at the S.E.C. confirms, consistent with overwhelming empirical evidence drawn from numerous scholarly studies, that shareholders reap no benefits from 12b-1 plans and that 12b-1 fees are "not an efficient use of shareholder assets," the directors of the Funds repeatedly have approved the Distribution Plans in violation of their duties under sections 12 and 36(b) and rule 12b-1 both to the fund and to its shareholders, including plaintiffs.

122. The Funds' Distribution Plans have not been adopted in accordance with the rules. The Board did not find that the Distribution Plans in general or the Distribution Fees in particular benefit the Funds or its shareholders by generating savings from economies of scale in excess of the cost of the plan. In fact, despite the dramatic growth in total assets held by the Funds, both the management fee (including the Portfolio Selection Fee) and total 12b-l Distribution Fees (including Distribution Fees) received by Defendant have grown over time, thus depriving the Funds of the benefit of these economies of scale in breach of Defendants' fiduciary and other duties.

123. As discussed in the introduction, the members of the respective Boards of the funds at issue in this Complaint simultaneously serve on the Boards of over 50 mutual funds in the Fund Complex.

124. The mutual fund boards typically meet each calendar quarter at a simultaneous meeting for all mutual funds, and they are paid a fee from each separate mutual fund, which means that by attending a single board meeting, the directors receive numerous separate fees. As a result, board membership in the Fund Complex is a lucrative part-time job, the continuation of which is dependent (at least in part) on the continued good will and support of Defendant. *See also,* Inherent Conflict in the Structure of Mutual Funds, Section III.B., *supra.*

125. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

126. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory, administrative, and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. See GAO Report at 14 [Ex. 4]. These responsibilities are intensive, requiring the directors to rely on information provided

by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

127. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements, administrative agreements, and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are important factors recognized in the *Gartenberg*[1] line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

128. On information and belief, as part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation. Further, an independent and loyal board of directors would not have tolerated the fee levels charged by Defendants or the conduct of the service providers if they had obtained adequate information regarding, among other things: the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised

---

[1] *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982).

by Defendants; the economies of scale enjoyed or fallout benefits received by Defendants; the profitability data (and how to evaluate the profitability data in light of economies of scale); and the Distribution Plans and the benefit to the shareholders of the plans (such as whether the Distribution Plans should have been implemented and whether they should have been continued).

129. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants. The evidence needed to establish the truth of these allegations is believed to be exclusively in the control of Defendants and is not in Plaintiffs' possession at this time.

130. The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans. Had Defendants kept the Board properly advised, surely Defendants Morningstar rankings would not be so low; nor would AIM funds have some of the highest fees in the industry.

131. On information and belief, the disinterested directors of the Funds have not receive the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Fees)

132. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as of if fully set forth herein.

133. The fees charged by Defendants for providing advisory services to the Funds represent a breach of Defendant's fiduciary duty to the Funds because they are excessive and were not negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

134. The Funds likewise, as discussed above, have been victimized by grossly excessive, outsized, and unfair administrative fees. These administrative fees are extracted by and/or caused to be paid by Defendants in violation of their fiduciary duties under sections ICA § 36(b); to the extent the fees flow to Defendant either directly or as a control person of an affiliate, they violate ICA § 36(b) and/or ICA § 48(a). Plaintiffs specifically allege that all excessive fees alleged herein have inured to the benefit of, and been received by, Defendants.

135. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

136. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

137. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as of if fully set forth herein.

138. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense in the form of payment of distribution fees benefiting only Defendants.

139. By retaining excess profits derived from economies of scale derived from distribution charges, and other inflated cost items, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

140. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
BREACH OF FIDUCIARY DUTY
ICA § 36(b)
(Excessive Rule 12b-1 Distribution fees and Extraction of Additional Compensation for Advisory Services)

141. Plaintiffs repeat and re-allege each allegation contained in the foregoing paragraphs of this Complaint as of if fully set forth herein.

142. The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed

to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

143. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

144. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

WHEREFORE, Plaintiffs demand judgment as follows:

a. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), and Rule 12b-l of the ICA and that any advisory, administrative, service or distribution agreements entered into are void ab initio;

b. An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

c. An order awarding damages against Defendants including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law; and

d. Such other and further relief as may be proper and just.

Dated: August 30, 2005

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facsimile

/s/Michael D. Woerner
Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Tana Lin, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ATTORNEYS FOR *BERDAT, PAPIA* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Berdat, Papia* and *Kondracki* Plaintiffs